885 West Georgia St.
15th Floor
Vancouver, BC V6C 3E8
Canada
Tel: (+1) 604-895-7465

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS
AGENCIES

For Immediate Release	TSX-V: MLA

MALA NOCHE RESOURCES CORP. ANNOUNCES REVISED TERMS OF OFFERING
AND SAN DIMAS ACQUISITION

Vancouver, British Columbia – July 8, 2010 – Mala Noche Resources Corp. (“Mala Noche” or the “Company”) (TSX-V:MLA) announced today that it has revised the terms of its previously announced proposed public offering and acquisition of the San Dimas mines and related assets from subsidiaries of Goldcorp Inc. (the “Acquisition”).

On June 7, 2010 the Company announced that, to finance the Acquisition and provide working capital, it had filed a preliminary prospectus in connection with a proposed fully marketed public offering of Subscription Receipts. The Company has revised the offering to add a common share purchase warrant component such that on conversion, each Subscription Receipt will now entitle the holder thereof to acquire, for no additional consideration, one post-consolidation common share of Mala Noche (an “Underlying Share”) and 0.4 of a common share purchase warrant (the “Underlying Warrants”). Each whole warrant, which will have a term of five years, will permit the holder to acquire one post-consolidation common share of the Company at a price of $8.00 per share. The Subscription Receipts will automatically convert into Underlying Shares and Underlying Warrants on Mala Noche completing the Acquisition.

The Company is targeting an underwritten offering of 50 million subscription receipts (the “Subscription Receipts”) at a price of $6.00 per Subscription Receipt (the “Offering”). A syndicate of underwriters led by Canaccord Genuity Corp. will be acting as underwriters in connection with the Offering.

The Company will be granting to the underwriters an over-allotment option, exercisable until 30 days from the closing of the Offering, to purchase up to that number of additional Subscription Receipts equal to 15% of the Subscription Receipts sold pursuant to the Offering. The Company has also agreed to issue to the underwriters broker warrants upon release from escrow of the Escrowed Funds. The broker warrants will entitle the underwriters to purchase up to 1% of the post-consolidation common shares of the Company at a price of $6.00 per share until 18 months following the close of the Acquisition.

The terms of the previously announced Acquisition have also been revised such that the total acquisition cost will be US$510 million (compared to US$500 million) payable as follows: US$216 million in cash (compared to US$275 million), US$184 million in shares of the Company (compared to US$175 million), a US$60 million convertible note and a US$50 million 5-year note all payable to subsidiaries of Goldcorp Inc. The convertible note will have a one year term and an annual interest rate of 3%. The convertible note may be converted, up to the maturity date, at any time by the holder at a conversion price of C$6.00 per share. The convertible note will be repayable in cash or, at the option of Mala Noche, common shares at the five day volume weighted average trading price of the shares at the time of payment, less 10%. Cash received by Mala Noche on the exercise of the over-allotment option or on the exercise of the Underlying Warrants will be paid to the San Dimas vendors and be first applied to lower the amount of shares issueable on the closing of the acquisition (to a maximum of US$175 million) and then to repay the convertible note. Completion of the Acquisition is subject to a number of conditions, including receipt of all government and regulatory approvals and the approval of the TSX Venture Exchange. A letter agreement setting out the revised terms will be available under the Company’s profile on the SEDAR website at www.sedar.com. Please see Mala Noche’s press release of June 2, 2010 announcing the proposed Acquisition for the original acquisition terms.

The Company intends to consolidate all of its common shares on a 20 to one basis immediately prior to the closing of the Acquisition.

The gross proceeds of the Offering will be deposited into escrow (the “Escrowed Funds”) upon closing of the Offering. The Escrowed Funds will be released to Mala Noche, net of Offering expenses and commissions, immediately before the closing of the Acquisition, provided that all other conditions of closing have been satisfied. If the Acquisition is not completed by 60 days following the closing of the Offering, the Escrowed Funds, plus any accrued interest earned on the Escrowed Funds, will be returned pro rata to each holder of the Subscription Receipts in exchange for the number of Subscription Receipts held by such holder.

About Mala Noche

Mala Noche Resources Corp. is a Canadian-based mineral resource company focused on precious metals, particularly gold and silver. The Company is focused on building a precious metals portfolio in the Americas by acquiring producing or near-term producing mineral properties.

On June 2, 2010, Mala Noche announced that it had entered into a binding letter agreement with subsidiaries of Goldcorp Inc. to acquire the San Dimas gold-silver mine. The agreement is subject to a number of conditions, including the completion of an appropriate financing by Mala Noche.

About San Dimas

The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. San Dimas consists of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009. The deposit was first mined in 1757 with historical production from the San Dimas district estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining district.

Mala Noche’s website is www.malanocheresources.com.

These securities may not be sold nor may offers to buy be accepted prior to the issuance of a receipt for the final short form prospectus from all applicable Canadian jurisdictions.

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell, or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Wade Nesmith
Executive Chairman
Tel: (604) 895-7464
wnesmith@primeromining.com

Joseph F. Conway
President & CEO
Tel: (416) 572 2162
jconway@malanocheresources.com

Tamara Brown
VP, Investor Relations
Tel: (416) 572 2752
tbrown@malanocheresources.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements such as references to acquisition of producing assets. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of Mala Noche’s management on the date the statements are made. Mala Noche undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law. THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR RELEASE, PUBLICATION, OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Completion of the Acquisition is subject to a number of conditions. There can be no assurance that the transaction will be completed as proposed or at all. Trading in the securities of Mala Noche Resources Corp. should be considered highly speculative.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.